From the Desk of

Laurence J. Pino, Esquire

March 24, 2023

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	ILS Fixed Horizon LLC Tier 2 Regulation A Offering Submission

ILS Fixed Horizon LLC

Response to SEC Letter Dated March 4, 2023

Filed March 13, 2023

File No. 024-12055

Dear Ruairi Regan, Esq.,

Thank you for your response regarding our Firm’s submission of ILS Fixed Horizon LLC (the “Company”) Form 1-A submission made as of February 3, 2023, File No. 024-12055. This letter serves to acknowledge our receipt of your Letter dated March 4, 2023 addressed to Tom Berry, Chief Executive Officer of the Company.

Our law firm serves as Counsel for ILS Fixed Horizon LLC, and in that capacity, have reviewed your Letter and are now providing our responses in the context of this Letter. We also advise here that the changes to the Offering Circular have moved around the page numbering mentioned in the Letter we received, and so we have updated this Letter with the headings containing the most recent page numbers for each section, for convenience of access.

Cover Page

1.	We had used both the terms “Debt Units,” and/or “Limited Recourse Obligations” interchangeably, however, we understand the confusion that can bring about for prospective investors, and so we have updated all references throughout the Offering Circular to make reference to Debt Units, have removed all references to Limited Recourse Obligations, and affirm here again that all Units offered under this Offering are to be classified as Debt Units. We have included the Units as requested, on the cover page. Additionally, we have updated the material terms of the Debt Units and have expanded upon them on pg. 39 of the Offering Circular.

In response to expanding on the Debt Units per Item 14 of Form 1-A, we provide the following responses:

a.	Provisions with respect to interest, conversion, maturity, redemption, amortization, sinking fund, or retirement.

i.	Interest Payment: Interest payments will be made monthly for each class, with interest rates varying from 5% to 8% per annum depending on the class and the minimum capital contribution.

ii.	Conversion: There are no conversion provisions.

iii.	Maturity: There is no specific maturity date mentioned in the table, but the lock-up periods range from 1 to 5 years, depending on the class.

iv.	Redemption: Investors may withdraw their capital contributions after the specified withdrawal periods, which range from 60 days to 365 days after the initial capital contribution has been received by the company, depending on the class.

v.	Amortization: There are no provisions for amortization of the Debt Units.

vi.	Sinking Fund: There is no sinking fund or retirement provision.

b.	Provisions with respect to the kind and priority of any lien securing the issue, together with a brief identification of the principal properties subject to such lien.

i.	The debt units are secured by the underlying notes that the company will purchase. The Company cannot provide exact numbers for the amount of notes purchased, as that depends on the amount raised in the offering. To our knowledge, there are no liens on the security, and the priority of the lien is not mentioned.

c.	Material affirmative and negative covenants.

i.	Affirmative Covenants: The company guarantees interest payments for the lock-up period specified for each class, which range from 1 to 5 years.

ii.	Negative Covenants: The Company will purchase Notes from its affiliates, ILS Lending LLC and Pearl Funding LLC which are subject to the following restrictions: (1) LTV for borrowers will be limited to seventy-five (75%) percent; (2) the Notes will be secured by the physical collateral underlying the Notes, which the Company may repossess upon non-payment; (3) the ability of Borrower to pass the due diligence background check initiated by Company Affiliate Loan Source LLC, which is the entity servicing the loans and facilitating the transfer from ILS Lending LLC and Pearl Funding LLC to the Company

2.	The Offering is meant to be a continuous offering under Rule 251(d)(3)(i)(F), with investors being subject to a withdrawal restriction of sixty (60) days on the low end for Class A Members, and three hundred sixty-five (365) days on the higher end for Class C Members. The Manager here affirms its intention to keep the Offering active for a period of at least five (5) years to account for the Rate-Lock period of the Class C Debt Units.

3.	We have updated the Offering Circular to confirm that the Offering will begin upon qualification by the Securities and Exchange Commission (“SEC”) as required under Rule 251(d)(3)(i)(F) and will commence within two (2) days of such qualification. We are here further confirming that the Offering did not commence on the date the initial Form 1-A was filed; that the Company has not yet sold any securities under the Offering; and that the Company does not intend to sell any securities until this Offering is qualified by the Securities and Exchange Commission.

We affirm here further that the Manager intends the Offering to last at least a period of five (5) years, to account for the interest rate Lock-Up Period of the Class C Units and will act in accordance with that aim.

4.	The definitions for both “accredited” and “non-accredited” investors can be found on page 2 of the Company’s Subscription Agreement, attached to the Offering as Exhibit 1A-4.

5.	We are here confirming that the full Company address is 210 Market Street, El Campo, TX 77437, an address shared with ILS Legacy Holdings LLC and other ILS-branded affiliates. PO Box 1227 is the particular mailing address used to receive mailed-in information specifically as it relates to this ILS Fixed Horizon LLC Offering. The approximate date has been updated to March 24, 2023, the submitted date for this Offering, which shall commence within two (2) days of receiving a qualification notice by the SEC, as required under Rule 251(d)(3)(i)(F).

6.	We have revised the Offering to state that the Interest Payments are to be paid monthly, and that the Manager may elect to not make the payment in a particular month should the Manager determine the Company does not have sufficient cash on hand to make the distributions and still continue operations. In that sense, the Interest Payments are subject to the discretion of the Manager, however, if the Manager elects to not make a distribution in a particular month, the Interest Rate Payment accrues over to the following month. As a result, we have updated the Offering Cover page to account for the following:

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a.	All debt payments are to be made monthly; however, should the Manager determine that the Company does not have sufficient cash on hand to make the Interest Payments and still continue operations, the Manager may elect to not make an Interest Payment in a particular month. In that case, the Interest Payment accrues over to the following month.

b.	The Manager can make changes to the Unit classes without Debt Unit Holder notice or consent, and

c.	There may be numerous conflicts of interest between the company, company management, company affiliates and the debt unit holders whereby company affiliates will be compensated to provide various services including investment of assets, conducting due diligence on borrowers, and selling loans.

We have updated the date on the Offering Circular to March 24, 2023, to indicate the date of this most recent submission, however, the Manager here affirms that it intends to initiate the Offering within two (2) days of qualification by the SEC. We do not have an estimated timeline for when this occurs as it is dependent upon qualification.

State Law Exemption and Investor Suitability Requirements, page 5

7.	We have revised this definition to not include “qualified purchaser,” as defined in the Securities Act of 1933 Rule 256 and regret our usage of the term incorrectly and instead referred to accredited investors and acceptable non-accredited investors, as defined under the Regulation A guidelines and listed on pg. 3 of the Offering Circular. This offering remains open to accredited and non-accredited investors per the guidelines of Regulation A. Non-accredited investors are subject to the purchasing restrictions as listed on pg. 5 of the Offering Circular.

Classes of Units Offered: Class A, Class B, and Class C Non-Voting Debt Units, page 13

8.	We have revised the Offering Circular to specify the frequency of the Interest Payments, distributions of which shall be made to investors on a monthly basis. The Debt Units will not have any scheduled principal repayments and all Interest Payments will be comprised solely of the interest earned. At the end of the Capital Commitment Period, investors are welcome to continue rolling their units over or alternatively, withdraw their funds. We have made additional comments and clarifications to the Debt Units; which are reproduced here for convenience:

Class	Interest Payment Frequency	Interest Rate/Lock-up Period	Withdrawal Period	Min. Contribution
Class A1	monthly	5% Interest Payment for 1 year, per annum	May withdraw 60 days after Initial Capital Contribution Received by Company	$25,000
Class A2	monthly	6% Interest Payment for 1 year, per annum	May withdraw 60 days after Initial Capital Contribution Received by Company	$500,000
Class B1	monthly	6% Interest Payment for 3 years, per annum	May withdraw 180 days after Initial Capital Contribution Received by Company	$25,000
Class B2	monthly	7% Interest Payment for 3 years, per annum	May withdraw 180 days after Initial Capital Contribution Received by Company	$500,000
Class C1	monthly	7% Interest Payment for 5 years, per annum	May withdraw 365 days after Initial Capital Contribution Received by Company	$25,000
Class C2	monthly	8% Interest Payment for 5 years, per annum	May withdraw 365 days after Initial Capital Contribution Received by Company	$500,000

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9.	To clarify, the Interest Payments are intended to be paid out on a monthly basis, however, if there is insufficient cash on hand to meet obligations, or if there is a liquidity concern the Company must address, then the Manager may elect to not make the payments in any particular month(s). However, such Interest Payments will then roll-over to the following month and accrue. We have revised the Offering Circular to indicate as such, specifically on pg. 3 and pg. 13.

10.	We have updated the Offering Circular and clarified that the Rate Lock periods apply to the interest received by each Class. For example, Class A1 units will have their five (5%) percent interest return per annum guaranteed for a period of one (1) year, irrespective of the general interest rate environment, Class B1 units will have their six (6%) percent per annum interest return guaranteed for a period of three (3) years, etc. Additionally, we have revised the Offering Circular to account for investors to withdraw their Capital Contributions in the following manner:

a.	Class A1 & A2 Debt Unit Holders may withdraw their Initial Capital Contribution, upon written request to the Manager, after sixty (60) days of initial receipt of that same Initial Capital Contribution by the Company.

b.	Class B1 & B2 Debt Unit Holders may request a withdrawal of their Initial Capital Contribution, upon written request to the Manager, after one hundred eighty (180) days of initial receipt of that same Initial Capital Contribution by the Company.

c.	Class C1 & C2 Debt Unit Holders may request a withdraw of their Initial Capital Contributions, upon written request to the Manager, after twelve (12) months of initial receipt of that same Initial Capital Contribution by the Company.

The Manager reserves its right to decline any capital withdrawal requests outside of the timetables listed above. There are no additional expenses or charges if the commitment period is not reached prior to requesting a return of the Capital Contribution.

Offering Circular Summary, page 13

11.	The Company intends to purchase notes from two of its affiliates, known as ILS Lending LLC and Pearl Funding LLC, respectively, who originate the notes as well as the underlying initial loans. The Company will purchase these notes from one of those two originator entities, and will use the interest earned from those notes to provide for the agreed-upon Interest Rate Payment for each respective Class of Units. For example, the Class A1 Units have an Interest Rate Payment locked in at five (5%) percent for a period of one (1) year, the Class A2 Units have an Interest Rate Payment locked in at six (6%) percent for a period of one (1) year, the Class B1 Units have an Interest Rate Payment locked in at seven (6%) percent for a period of three (3) years, the Class B2 Units have an Interest Rate Payment locked in at six (7%) percent for a period of three (3) years, the Class C1 Units have an Interest Rate Payment locked in at six (7%) percent for a period of one (5) years, and the Class C2 Units have an Interest Rate Payment locked in at six (8%) percent for a period of one (5) years.

12.	We have revised the language to state that the Company’s assets will be held by the Company, in the Company’s own account.

13.	The Offering Expenses have been revised accordingly and are presently as follows:

The Offering, page 17

14.	The proceeds from the liquidation of the Company will be distributed within Ninety (90) days of the date of liquidation in the following order and priority:

a.	First, to creditors of the Company, including Debt Holders who are creditors, to the extent otherwise permitted by law, in satisfaction of all debts, liabilities, obligations and expenses of the Company, including, without limitation, the expenses incurred in connection with the liquidation of the Company; then

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b.	Second, to the Debt Unit Holders to the extent of and in proportion to their invested capital until the aggregate amount paid to such Members is sufficient to provide for a complete return of such Debt Unit Holders’ invested capital; then

c.	Third, to the Debt Holders to the extent of and in proportion to their respective unpaid Debt Payment until such Debt Unit Holders’ unpaid Debt Payment has been paid in full; and

d.	Fourth, to the Common Member.

We have revised the statement accordingly on page 48 of the Offering Circular to account for the Liquidation Preferences.

15.	We have revised the Offering to remove the ability for the Manager to close the Offering at certain intervals, and we here maintain that this is not mean to be a delayed offering under Rule 251(d)(3)(i)(F). The Manager here affirms that it will promptly initiate the Offering within two (2) days of qualification by the SEC.

Risk Factors, page 19

16.	We have revised the risk factors accordingly, with the title of each risk factor listed above, as requested.

Risks Related to The Company's Business Plan, page 19

17.	We have revised this section to place the risk factor “Debt Payments on the Units Not Guaranteed” as the first risk factor in this section.

There will be competing demands on the officers of the Manager...., page 20

18.	In addition to the Company engaging in this Offering, ILS Fixed Horizon LLC, the Officers manage the following entities:

a.	Loan Source LLC: Entity servicing the loans and facilitating the transfer of the notes to the Company for a fee of between $135 and $200 per note.

b.	ILS Lending LLC: Entity originating the loans.

c.	Pearl Funding LLC: Secondary entity issuing loans and administering the transfer of the notes to the Company for a fee of between $135 and $200 per note.

d.	ILS Legacy Holdings LLC: The Common Member for the Company and ILS Fixed Horizon Management Corp. which receives the Manager fees.

e.	ILS RE Capital I LLC: 506(b) Offering.

f.	ILS RE Capital II LLC: 506(c) Offering.

g.	ILS Equity Fund LLC: 506(c) Offering.

h.	SVSM Growth Fund LLC: 506(c) Offering.

The Officers have been engaged in the business of private lending and have previously raised funds through Reg. D Offerings over a period of twenty (20) years, existing ones which are listed above.

Risks of having no control in management, page 22

19.	We regret our inadvertent omission here and have revised the section to describe the risk factors specifically associated with the Debt Unit Holders.

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Risk Related to Conflicts of Interest, page 26

20.	We have revised the document to account for the following companies and their respective risk factors:

Use of Proceeds, page 29

21.	We have revised the Net Proceeds to adequately reflect the correct mathematical distributions, and regret our inadvertent error in the submission stage. Presently, the expected Net Proceeds to the Company from this Offering are estimated at $74,945,000, which has been updated in the Offering Circular accordingly.

22.	The Manager here discloses that the Offering will perform in the same manner regardless of whether ten (10%) percent, twenty-five (25%) percent, or fifty (50%) percent of the maximum offering amount is raised, as the Manager is not locked into purchasing a set number of notes from its affiliates. The Manager here affirms that it remains responsible for the Offering Expenses as listed in the Offering Circular, for which it will be reimbursed from the Offering proceeds.

Description of Business, page 31

23.	The other Investor Loan Source (ILS) related entities are as follows:

a.	Loan Source LLC

b.	ILS Lending LLC

c.	Pearl Funding LLC

d.	ILS Legacy Holdings LLC

e.	ILS RE Capital I LLC

f.	ILS RE Capital II LLC

g.	ILS Equity Fund LLC

h.	SVSM Growth Fund LLC

Company Structure Graphic, page 32

24.	We have revised the Company graphic, as requested.

Company Affiliates' Current Ownership Interests in Loan Providers, page 33

25.	ILS Fixed Horizon MGMT Corp is the Manager and Sponsor of this Offering. ILS Fixed Horizon LLC is the Company offering the Debt Units in this Offering Circular. The Company does not have any prior performance or history as it is a new entity set to begin raising funds upon qualification of this Offering. We have revised the section per the comments.

Plan of Operations, page 38

26.	In response to your request, we are providing the following information in accordance with Industry Guide 5, Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

Expanded Prior Performance Narrative:

During the past several years, the Officers of the Company have sponsored several offerings focused on hard money lending and the issuance of notes. These two offerings listed below offered substantially similar terms as this Offering, in the sense that there were 3 Classes with the same returns as in this offering. The numbers below are current as of 3-24-2023. These programs have been designed to provide investors with strong investment opportunities and have generated returns as follows:

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a.	ILS RE Capital: Inception Date: July 1, 2022, Total Assets as of March 24, 2023: $8,848,729.44, Rate of Return: 5%-8%, depending on the Class

b.	ILS RE Capital II: Inception Date: July 1, 2022, Total Assets as of March 24, 2023: $2,219,311.19, Rate of Return: 5%-8%, depending on the Class

COMPENSATION OF MANAGEMENT AND DIRECTORS, page 42

27.	We have revised this section to specifically account for how the Manager will be compensated for this Offering. The Company will distribute monthly Interest Payments directly to the Debt Unit Holders and the Common Member will receive the Manager’s distribution. The Manager’s distribution is the interest rate spread on the notes purchased from its affiliates, which may vary depending on the note. Debt Unit Holders receive the Interest Payment, which is locked in at a particular rate for a set period of time as a monthly distribution, as indicated for each Class of Debt Units on pgs. 13-15 of the Offering Circular.

Principal Debt Unit Holders and Other Company Members, page 43

28.	We have revised the titles in this section to account for the fact that Investors in the Offering will become Debt Unit Holders in the Company and be entitled to receive monthly Interest Payments. The Offering has been amended to remove all references to equity/beneficial ownership for the Investors and to clearly indicate that this is a pure debt offering without an equity component. The only beneficial holders in the Company are ILS Legacy Holdings LLC, which acts as the Common Member for the Company and ILS Fixed Horizon Management Corp., which acts as the Manager for the Company.

29.	We have removed the non-voting debt securities from the beneficial ownership table.

30.	We have revised the Offering to include Donald Sutton and Tom Berry in the table, who are the sole executive officers involved in this Offering. The ultimate beneficial owners of ILS Legacy Holdings LLC are Donald Sutton and Tom Berry. The exact ownership structure of ILS Legacy Holdings LLC is as follows:

a.	DFSWIM LLC, managed by Donald Sutton, is a fifty (50%) percent owner in ILS Legacy Holdings LLC

b.	Tom Berry REI LLC, managed by Tom Berry, is a fifty (50%) percent owner in ILS Legacy Holdings LLC

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, page 44

31.	As mentioned in our Offering Circular, the Company will issue a best-efforts offering. Due to the nature of a best-efforts offering, we are unable to calculate the precise aggregate dollar amount of front-end fees that will be paid during the first fiscal year, particularly since the Company is not utilizing broker-dealers in distributing the Debt Units. The Company will distribute monthly Interest Payments directly to the Debt Unit Holders and the Common Member will receive the Manager’s distribution. The Manager’s distribution is the interest rate spread on the notes purchased from its affiliates, which may vary depending on the note. Debt Unit Holders receive the Interest Payment, which is locked in at a particular rate for a set period of time as a monthly distribution, as indicated for each Class of Debt Units on pgs. 13-15 of the Offering Circular.

The success of the offering depends on the efforts of the Officers and affiliates, and there is no assurance that the maximum amount will be raised or that the target leverage will be utilized.

However, we are able to provide an estimate of the initial set-up, legal, and administrative fees associated with the offering. These fees are outlined in the Offering Circular and are as follows:

a.	Initial Set-up Fees: Estimated $20,000 for administrative expenses in setting up the Company including non-legal expenses involved in setting up/managing the entities, and other miscellaneous expenses related to business start-up;

b.	Legal Fees: Estimated $35,000 for attorney fees related with launching the Offering, however, this figure is subject to change;

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c.	Administrative Fees: Included in the Initial Set-up Fees above, this amount is reimbursable to the Manager.

d.	Total Estimated Fees: $55,000

Please note that these fees are estimations and may vary depending on the actual expenses incurred during the offering process. There are no agreements regarding any fees to the Manager as the Manager is solely receiving its distributions on the interest rate spread from purchasing the notes.

32.	The manager will use a combination of financial metrics and qualitative factors to assess the financial stability of the company and its ability to reimburse the manager for various fees and expenses. These assessments will be based on the company's financial statements, industry benchmarks, and other relevant information. Key aspects of the evaluation process include:

a.	Financial Ratios: The manager will analyze various financial ratios, such as liquidity ratios (current ratio, quick ratio), profitability ratios (gross profit margin, net profit margin, return on assets, return on equity), and solvency ratios (debt-to-equity ratio, interest coverage ratio) to assess the company's financial stability and its ability to cover the expenses and fees.

b.	Cash Flow Analysis: The manager will review the company's cash flow statements to evaluate its ability to generate positive cash flow from operations, which is crucial for covering ongoing expenses and fees. The analysis will include an assessment of the company's cash conversion cycle, operating cash flow margin, and free cash flow.

c.	Budgets and Projections: The manager will examine the company's budgets and financial projections, comparing them with actual results to determine if the company is on track to achieve its financial targets. This analysis will help the manager identify any potential issues or areas of improvement that may impact the company's ability to cover fees and expenses.

d.	Industry Benchmarks: The manager will compare the company's financial performance with industry benchmarks to evaluate its relative financial stability within the market. This comparison will provide insight into the company's competitive position and its ability to cover fees and expenses.

e.	Management's Track Record: The manager will consider the track record of the company's management team in managing the financial performance of the company or similar businesses.

Based on this comprehensive evaluation, the manager will determine if the company is financially stable and able to reimburse the manager for the various fees and expenses, such as organizational & offering expenses, reimbursement of advisor operating expenses, and labor costs for management and accounting. The manager will exercise its sole and absolute discretion in deciding the timing and amount of reimbursements, ensuring that such decisions align with the company's financial performance and long-term growth objectives.

DEBT UNIT HOLDERS RIGHTS UNDER THE COMPANY, page 47

33.	We have provided an expanded description of the debt units, and reproduce it here for convenience. To clarify how the Rate Lock period works, please see the following: Class A1 units will have their five (5%) percent interest return guaranteed for a period of one (1) year, irrespective of the general interest rate environment, Class B1 units will have their six (6%) percent interest return guaranteed for a period of three (3) years, etc. Additionally, we have revised the Offering Circular to account for investors to withdraw their Capital Contributions in the following manner:

a.	Class A1 & A2 Debt Unit Holders may withdraw their Initial Capital Contribution, upon written request to the Manager, after sixty (60) days of initial receipt of that same Initial Capital Contribution by the Company.

b.	Class B1 & B2 Debt Unit Holders may request a withdrawal of their Initial Capital Contribution, upon written request to the Manager, after one hundred eighty (180) days of initial receipt of that same Initial Capital Contribution by the Company.

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c.	Class C1 & C2 Debt Unit Holders may request a withdraw of their Initial Capital Contributions, upon written request to the Manager, after twelve (12) months of initial receipt of that same Initial Capital Contribution by the Company.

We have also included the Operating Agreement for the Company, in addition to clarifying the distinguishing characteristics of the Debt Units more clearly, as requested.

34.	The Debt Units are not equity units and do not provide any equity ownership in the Company. The Debt Units offer only the right to monthly Interest Payments subject to available cash, and subject to the Rate Lock and Withdrawal provisions as summarized above and expounded upon in the Offering Circular.

35.	We have revised the Offering Circular, as requested, to account for the operation of ILS Fixed Horizon LLC in a separate section from the debt units, titled “”COMPANY OPERATIONS – EXPANDED,” which begins on pg. 49 of the Offering Circular.

Class A, B, and C Non-Voting $1,000 Par Value Units, page 47

36.	We regret our inadvertent classifying of the units as having an equity interest by referring to investors as “Members” in the Offering. We have revised the entire Offering Circular to refer to Investors solely as Debt Unit Holders and not “Members,” to avoid any confusion. We have also revised the material rights of the Units and have reproduced a table here outlining the distinguishing characteristics of the Units, which are as follows:

Class	Interest Payment Frequency	Interest Rate/Lock-up Period	Withdrawal Period	Min. Contribution
Class A1	monthly	5% Interest Payment for 1 year, per annum	May withdraw 60 days after Initial Capital Contribution Received by Company	$25,000
Class A2	monthly	6% Interest Payment for 1 year, per annum	May withdraw 60 days after Initial Capital Contribution Received by Company	$500,000
Class B1	monthly	6% Interest Payment for 3 years, per annum	May withdraw 180 days after Initial Capital Contribution Received by Company	$25,000
Class B2	monthly	7% Interest Payment for 3 years, per annum	May withdraw 180 days after Initial Capital Contribution Received by Company	$500,000
Class C1	monthly	7% Interest Payment for 5 years, per annum	May withdraw 365 days after Initial Capital Contribution Received by Company	$25,000
Class C2	monthly	8% Interest Payment for 5 years, per annum	May withdraw 365 days after Initial Capital Contribution Received by Company	$500,000

We have also included the Liquidation rights in this section, as requested.

37.	We have revised to indicate that the Debt Unit Holders are subject to the following Interest Rate Payments, Lock-up Period, Withdrawal Period, and Minimum Contribution, as indicated above. The Debt Unit Holders do not retain an equity stake in the Company, and the Debt Units entitle them to an Interest Payment, but does not provide any voting or management rights in the day-to-day management of the Company.

Mandatory Binding Arbitration, page 51

38.	We have revised the arbitration provision and clarified to include the Operating Agreement section referencing mandatory arbitration provisions, as requested.

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Federal Income Tax Consequences of An Investment in the Company, page 53

39.	We have removed the term “certain,” from the paragraphs, as requested.

Legal Matters, page 55

40.	We have revised and updated the Legal Opinion Letter to account for the securities only being made available for sale within two (2) days of qualification by the SEC, that they will be legally issued, and that they will serve as binding obligations upon the issuer. We regret our inadvertent mention of common stock in this section and have revised to only account for Debt Units.

Additional Information, page 56

41.	Loan Source LLC (D/B/A Investor Loan Source (ILS)) is the entity which processes the note transfers to the Company for the set fees listed on pg. 41 of the Offering Circular, which are as follows: “[t]he Transfer fee shall be between one hundred thirty-five ($135) dollars and two hundred ($200) dollars per note.” It is the Company affiliate which maintains the website www.ils.cash.

Index to Exhibits, page 54

42.	We have filed the applicable exhibits as requested and have included the following:

a.	Operating Agreement for the Company

b.	Updated Legal Opinion Letter for the Company

c.	Certificate of Authorization for the Company

d.	Material Rights of Debt Unit Holders

Signatures, page 54

43.	We have revised the signatures page to account for Donald Sutton acting as the Principal Financial Officer and Principal Accounting Officer. We have also expanded upon Mr. Sutton’s biography to expand upon his operational experience, specifically as it relates to financial and due diligence matters.

Should the Offering meet the Commission’s requirements, we hereby respectfully request qualification upon your review. If you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Sincerely,

/s/ Laurence J. Pino, Esq., for the firm

PINO NICHOLSON PLLC

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